NO ACT

P.E.
01/19/2016

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Received SEC

FEB 26 2016

Washington, DC 20549

16004225

February 26, 2016

Act: 1934
Section:
Rule: 14a-8 (OD2)
Public
Availability: 2-26-16

Elizabeth A. Ising
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Re: The Southern Company
Incoming letter dated January 19, 2016

Dear Ms. Ising:

This is in response to your letters dated January 19, 2016 and February 18, 2016 concerning the shareholder proposal submitted to Southern by John Chevedden. We also have received letters from the proponent dated January 20, 2016, January 24, 2016 and February 25, 2016. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

February 26, 2016

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Southern Company
Incoming letter dated January 19, 2016

The proposal requests that the company resubmit revised versions of the company's two 2013 simple majority vote proposals (Proposals 5 and 6), asking shareholders to approve the transition to a majority vote in each proposal, to a shareholder vote at the next shareholder meeting.

There appears to be some basis for your view that Southern may exclude the proposal under rule 14a-8(i)(10). In this regard, we note your representation that Southern will provide shareholders at Southern's 2016 annual meeting with an opportunity to approve an amendment to Southern's certificate of incorporation, approval of which will result in replacement of the supermajority voting provision in Southern's certificate of incorporation with a simple majority voting requirement. Accordingly, we will not recommend enforcement action to the Commission if Southern omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Jacqueline Kaufman
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

February 25, 2016

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 Rule 14a-8 Proposal
The Southern Company (SO)
Simple Majority Vote
John Chevedden

Ladies and Gentlemen:

This is in regard to the clever January 19, 2015 no-action request.

The 2 company proposals addressing the topic of this proposal failed at the 2013 annual meeting – an indication that the board did not fully support these proposals. In 2013 there were no company Definitive Additional Materials to get out the employee vote in order to pass simple majority vote. However there were 2 Definitive Additional Materials in 2014 to get out the employee vote after the 2013 management say on pay vote fell to its lowest level ever.

The company claims that the Board will merely authorize officers of the company to spend up to $10,000, as needed, to solicit votes to pass the Proposed Certificate Amendments.

However there is no commitment to spend any money or take any action.

What would prevent the Chairman of the Board from handing the $10,000 authorization to the Corporate Secretary with a thumbs-down gesture?

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2016 proxy.

Sincerely,

John Chevedden

cc: Melissa K. Caen <mkcaen@southernco.com>

4. **The proposal to ratify an amendment to the Company's By-Laws removing the mandatory retirement age provision for non-employee directors was approved based upon the following votes:**

Votes For	Votes Against	Abstentions	Broker Non-Votes
634,066,672	19,677,457	16,765,703	—

5. **The proposal to amend the Company's Certificate of Incorporation to reduce the two-thirds supermajority vote requirements in Article Eleventh to a majority vote was not adopted by the necessary vote based upon the following votes:**

Votes For	Votes Against	Abstentions	Broker Non-Votes
445,554,166	16,865,889	52,795,814	155,293,963

6. **The proposal to amend the Company's Certificate of Incorporation to reduce the 75% supermajority vote requirements in Article Thirteenth to a two-thirds vote was not adopted by the necessary vote based upon the following votes:**

Votes For	Votes Against	Abstentions	Broker Non-Votes
446,074,331	16,443,767	52,697,771	155,293,963

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE SOUTHERN COMPANY

Date:May 24, 2013

By /s/ Melissa K. Caen
Melissa K. Caen
Assistant Secretary

[SO: Rule 14a-8 Proposal, December 11, 2015]

Proposal [4] – Simple Majority Vote (which won our 30-to-one support)

Shareholders request that our company resubmit revised versions (as needed) of the two 2013 company simple majority vote proposals (Proposals 5 and 6) to a shareholder vote at the next shareholder meeting – asking that shareholders approve the transition to a majority vote in each proposal. This 2016 proposal includes that our board fully support these revised proposals and commit to spend up to $10,000 or more on means, such as special solicitations, as needed in a good faith best effort to obtain the high vote required for passage. The Board would have discretion to make minor facilitating adjustments to the text of each proposal.

It is believed that these two proposals have substantial merit because our management recommended a yes-vote for each in 2013 with these words:

"The Board is committed to implementing and maintaining effective corporate governance policies and practices which ensure that the Company is governed with high standards of ethics, integrity, and accountability and in the best interest of the Company's stockholders."

The yes-votes outnumbered the no-votes by over 30-to-one in 2013 for the two company proposals – yet neither passed.

Please vote to enhance shareholder value:

Simple Majority Vote (which won our 30-to-one support) – Proposal [4]

GIBSON DUNN

Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, D.C. 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Elizabeth A. Ising
Direct: +1 202.955.8287
Fax: +1 202.530.9631
Eising@gibsondunn.com

February 18, 2016

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re: *The Southern Company*
Supplemental Letter Regarding Stockholder Proposal of John Chevedden
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

On January 19, 2016, we submitted a letter (the "No-Action Request") on behalf of our client, The Southern Company (the "Company"), notifying the staff of the Division of Corporation Finance (the "Staff") that the Company intends to omit from its proxy statement and form of proxy for its 2016 Annual Meeting of Stockholders (collectively, the "2016 Proxy Materials") a stockholder proposal (the "Proposal") and statements in support thereof received from John Chevedden (the "Proponent"). The No-Action Request indicated our belief that the Proposal may be excluded from the 2016 Proxy Materials because the Company's Board of Directors (the "Board") was expected, at its meeting on February 9, 2016, to take action that would substantially implement the Proposal under Rule 14a-8(i)(10).

We write supplementally to confirm that the Board has since adopted resolutions:

1. Declaring advisable and submitting for stockholder approval at the Company's 2016 Annual Meeting of Stockholders two proposals to amend the Company's Certificate of Incorporation (the "Certificate"), as set forth in Exhibit A attached hereto: the first is to remove the supermajority requirements and substitute a simple majority voting standard in Article Eleventh and the second is to delete the "fair price" provision—including the supermajority voting requirements— in Article Thirteenth (together, the "Proposed Certificate Amendments");

2. Recommending that stockholders vote for the approval of each of the Proposed Certificate Amendments at the Company's 2016 Annual Meeting of Stockholders; and

3. Ratifying the Company's retention of a proxy solicitor for a minimum fee of $12,500, plus additional fees for telephone and other solicitation of proxies or other services, if needed, and reimbursement of out-of-pocket expenses to assist with the solicitation of proxies in connection with the Company's 2016 Annual Meeting of Stockholders, which the Board expressly stated should include soliciting stockholder votes "for" the Proposed Certificate Amendments in order to try and obtain the stockholder votes required to pass the Proposed Certificate Amendments.

In addition, the Board acted to lower the voting threshold required to approve the Article Thirteenth amendment, consistent with the Proposal's request that the "Board fully support" the proposals. Specifically, a majority of "disinterested directors" (as defined in Article Thirteenth) of the Board declared advisable the amendment to Article Thirteenth, thereby lowering the voting threshold required to approve this amendment at the 2016 Annual Meeting of Stockholders from the affirmative vote of the holders of at least 75% of issued and outstanding capital stock of the Company having voting powers ("Voting Stock"), voting together as a single class, to a majority of issued and outstanding common stock of the Company. (The Board is not able to act unilaterally to lower the voting threshold required to approve the Article Eleventh amendment.) Thus, the Board has taken each of the actions requested by the Proposal. For these reasons, we believe that the Proposal is excludable under Rule 14a-8(i)(10).

ANALYSIS

Rule 14a-8(i)(10) permits a company to exclude a stockholder proposal from its proxy materials if the company has substantially implemented the proposal. Applying this standard, the Staff has noted that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991).

At the same time, a company need not implement a proposal in exactly the same manner as set forth by the proponent. In *General Motors Corp.* (avail. Mar. 4, 1996), the company observed that the Staff has not required that a company implement the action requested in a proposal exactly in all details but has been willing to issue no-action letters under the predecessor of Rule 14a-8(i)(10) in situations where the "essential objective" of the proposal had been satisfied. The company further argued that "[i]f the mootness requirement of paragraph (c)(10) were applied too strictly, the intention of [the rule]—permitting exclusion of 'substantially implemented' proposals—could be evaded merely by including some element in the proposal that differs from the registrant's policy or practice." For example, the Staff has concurred that companies, when substantially implementing a stockholder proposal, can address aspects of implementation on which a proposal is silent or which may differ from the manner in which the stockholder proponent would implement the proposal. *See, e.g., Chevron Corp.* (avail. Feb. 19, 2008) (proposal requesting that the board permit stockholders to call special meetings was substantially implemented where the company had adopted provisions allowing stockholders to call a special meeting, unless, among other things, an annual or company-sponsored special meeting that included the matters proposed to be addressed at the shareholder-requested special meeting had been held within a specified period of time before the requested special meeting); *Johnson & Johnson* (avail. Feb. 17, 2006) (proposal that requested the company to confirm the legitimacy of all current and future U.S. employees was substantially implemented because the company had verified the legitimacy of 91% of its domestic workforce).

The Proposal, which is titled "Simple Majority Vote (which won our 30-to-one support)", makes three requests. First, the Proposal requests "that our company resubmit revised versions (as needed) of the two 2013 company simple majority vote proposals (Proposals 5 and 6) to a shareholder vote at the next shareholder meeting." As explained in our No-Action Request, the "two 2013 company simple majority vote proposals" were submitted for stockholder approval after the Company received a stockholder proposal from the Proponent (the "2012 Simple Majority Proposal") requesting that the Board take the steps necessary so that each voting requirement in the Company's Certificate and Bylaws "that calls for a greater than simple majority vote be eliminated, and replaced by a requirement for a majority of the votes cast for and against" or a "simple majority in compliance with applicable laws."

The "two 2013" proposals (Proposals 5 and 6) included in the Company's 2013 proxy statement sought stockholder approval to amend Articles Eleventh and Thirteenth of the Certificate as follows:

- Proposal 5 sought to replace the two-thirds supermajority vote requirements in Article Eleventh with a majority of the Company's outstanding common stock (the "Article Eleventh Proposal"); and

- Proposal 6 sought to reduce the 75% supermajority vote requirements in Article Thirteenth (which is known as the "fair price" provision and which governs the approval of certain mergers and other business combinations or transactions with "interested stockholders") from 75% of issued and outstanding Voting Stock to two-thirds (instead of a majority) of issued and outstanding Voting Stock (the "Article Thirteenth Proposal").

As a result, the Company successfully excluded the 2012 Simple Majority Proposal from its proxy materials for its 2013 Annual Meeting of Stockholders under Rule 14a-8(i)(9). *See*

The Southern Co. (avail. Feb. 14, 2013). Both the Article Eleventh Proposal and the Article Thirteenth Proposal were voted on at the Company's 2013 Annual Meeting of Stockholders. However, despite the Board of Directors' support for each, neither received the necessary votes to pass. As a result, the supermajority provisions in Article Eleventh and Article Thirteenth remained unchanged and the Proponent has submitted the Proposal for the 2016 Annual Meeting asking that the Company again try to remove them.

The title and text of the Proposal (including its supporting statements) make clear that the Proposal's essential objective is to achieve what the 2012 Simple Majority Proposal failed to accomplish, *i.e.*, to remove the supermajority voting provisions in Article Eleventh and Article Thirteenth. We note that the Staff has consistently concurred that proposals, like the Proposal, that call for the elimination of supermajority provisions or the transition to majority voting in governing documents are excludable under Rule 14a-8(i)(10), where the supermajority voting standards are replaced with majority of shares outstanding voting standards, as is proposed in the amendment to Article Eleventh. For example, in *Hewlett-Packard Co.* (avail. Dec. 19, 2013), the board amended the company's bylaws to replace several provisions requiring a supermajority vote with a majority of outstanding shares requirement in response to a stockholder proposal that called for replacement of greater than simple majority vote requirements with majority or simple majority vote requirements in compliance with applicable law. The Staff concurred with exclusion under Rule 14a-8(i)(10) because the company's policies, practices and procedures "compare[d] favorably" with the guidelines of the stockholder proposal. *See also Visa Inc.* (avail. Nov. 14, 2014) (concurring with the exclusion of a simple majority stockholder proposal as substantially implemented where the company's board approved amendments to the certificate and bylaws that would replace each provision that called for a supermajority vote with a majority of outstanding shares vote requirement).

Moreover, the Staff has previously permitted exclusion of a proposal seeking simple majority voting where the company implemented the proposal by eliminating the "fair price" provision from its certificate of incorporation. *See Becton, Dickinson and Company* (avail. Nov. 27, 2012) (concurring with the exclusion under Rule 14a-8(i)(10)). *See also The Home Depot, Inc.* (avail. Jan. 8, 2008) and *The Home Depot, Inc.* (avail. Jan. 28, 2002) (in both instances concurring with exclusion of proposals seeking simple majority vote requirements when the board authorized, and its stockholders subsequently approved, an amendment to the company's certificate deleting the "fair price" provision from the certificate, which contained the only supermajority voting requirement).

As in the foregoing precedent, the Proposed Certificate Amendments substantially implement the Proposal. Specifically, as in *Hewlett-Packard* and *Visa,* at the Company's 2016 Annual Meeting of Stockholders, the Company's stockholders will be asked to approve, upon the Board's recommendation, the proposed amendments to Article Eleventh that, like the Article Eleventh Proposal (Proposal 5) in 2013, seek to replace the current two-thirds supermajority vote requirements with a simple majority voting threshold to effect certain stock changes and amend, alter, change or repeal certain provisions of the Certificate. Moreover, as in *Becton* and both *Home Depot* letters, at the same meeting, the Company's stockholders will also be asked to approve, upon the Board's recommendation, an amendment to the "fair price" provisions in Article Thirteenth to eliminate those provisions, including Article Thirteenth's supermajority requirements, from the Certificate.

The second request in the Proposal is that "our board fully support these revised proposals." The Board has fully implemented this term. Specifically, the Board has adopted resolutions recommending to the stockholders that they approve the Proposed Certificate Amendments. Moreover, the majority of "disinterested directors" (as defined in Article Thirteenth) of the Board declared advisable the amendment to Article Thirteenth, thereby lowering the voting threshold required to approve this amendment at the Company's 2016 Annual Meeting of Stockholders from 75% of issued and outstanding Voting Stock to a majority of issued and outstanding common stock of the Company. (The Board is not able to act unilaterally to lower the voting threshold required to approve the Article Eleventh amendment.)

The third request in the Proposal is that "our board . . . commit to spend up to $10,000 or more on means, such as special solicitations, as needed in a good faith best effort to obtain the high vote required for passage." The Board also has fully implemented this term. Specifically, the Board ratified the Company's retention of Georgeson Inc. for a minimum fee of $12,500 plus additional expenses to assist with the solicitation process in connection with the 2016 Annual Meeting of Stockholders. In this regard, the Board specifically contemplated that such solicitation efforts should include soliciting stockholder votes "for" the Proposed Certificate Amendments in an effort to obtain the necessary votes to enact the Proposed Certificate Amendments. Thus, as requested by the Proposal, the Board has "commit[ted] to spend up to $10,000 or more on means, such as special solicitations, as needed in a good faith best effort to obtain the high vote required for passage."

Accordingly, consistent with the precedent cited above, the "essential objective" of the Proposal has been satisfied, and the Proposal may be excluded from the 2016 Proxy Materials in reliance on Rule 14a-8(i)(10).

CONCLUSION

Based on the foregoing analysis and the No-Action Request, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2016

Proxy Materials. In accordance with Rule 14a-8(j), a copy of this supplemental letter is being sent on this date to the Proponent.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8287 or Melissa K. Caen, the Company's Corporate Secretary, at (404) 506-0684.

Sincerely,

Elizabeth A. Ising

cc: Melissa K. Caen, The Southern Company
John Chevedden

GIBSON DUNN

EXHIBIT A

AMENDMENTS TO ARTICLE ELEVENTH

The text of the proposed amendments to Article Eleventh of the Certificate of Incorporation, marked to show changes to the current text, is set forth as follows:

ELEVENTH: The corporation reserves the right to increase or decrease its authorized capital stock, or any class or series thereof, or to reclassify the same, and to amend, alter, change or repeal any provision contained in the Certificate of Incorporation or in any amendment thereto, in the manner now or hereafter prescribed by law, and all rights conferred upon stockholders in said Certificate of Incorporation or any amendment thereto are granted subject to this reservation; provided, however, that the corporation shall not, unless authorized by the affirmative vote in favor thereof of the holders of at least ~~two-thirds~~ a majority of the issued and outstanding common stock of the corporation given at any annual meeting of stockholders or at any special meeting called for that purpose, ~~(a)~~ authorize or create any class of stock preferred as to dividends or assets over the common stock or reclassify the common stock or change the issued shares of common stock into the same or a greater or less number of shares of common stock either with or without par value or reduce the par value of the common stock~~, or (b) amend, alter, change or repeal subdivision (2) of Article Ninth, Article Twelfth, this provision or any provision contained in the Certificate of Incorporation or in any amendment thereto which provides for the vote of the holders of at least two-thirds of the issued and outstanding common stock~~.

AMENDMENTS TO ARTICLE THIRTEENTH

The text of Article Thirteenth, which is proposed to be deleted from the Company's Certificate of Incorporation in its entirety, is set forth as follows:

THIRTEENTH:

(1) A. In addition to any affirmative vote required by law or the Certificate of Incorporation (any other provision of the Certificate of Incorporation notwithstanding), and except as otherwise expressly provided in subdivision (2) of this Article Thirteenth:

(a) any merger or consolidation of the corporation or any Subsidiary (as hereinafter defined) with (i) any Interested Stockholder (as hereinafter defined) or (ii) any other corporation (whether or not itself an Interested Stockholder) which is, or after such merger or consolidation would be, an Affiliate (as hereinafter defined) of an Interested Stockholder; or

(b) any sale, lease, license, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions) to or with any Interested Stockholder or any Affiliate of any Interested Stockholder of any assets of the corporation or any Subsidiary having an aggregate Fair Market Value (as hereinafter defined) of $100,000,000 or more; or

(c) the issuance or transfer by the corporation or any Subsidiary (in one transaction or a series of transactions) of any securities of the corporation or any Subsidiary to any Interested Stockholder or any Affiliate of any Interested Stockholder having an aggregate Fair Market Value of $100,000,000 or more; or

(d) the adoption of any plan or proposal for the liquidation or dissolution of the corporation proposed by or on behalf of any Interested Stockholder or any Affiliate of any Interested Stockholder; or

(e) any reclassification of securities (including any reverse stock split), or recapitalization of the corporation, or any merger or consolidation of the corporation with any of its Subsidiaries or any other transaction (whether or not with or into or otherwise involving any Interested Stockholder) which has the effect, directly or indirectly, of increasing the proportionate share of the outstanding shares of any class of equity or convertible securities of the corporation or any Subsidiary which is directly or indirectly owned by any Interested Stockholder or any Affiliate of any Interested Stockholder;

shall require the affirmative vote of the holders of at least (i) seventy-five per centum of the issued and outstanding capital stock of the corporation having voting powers (the "Voting Stock"), voting together as a single class, and (ii) a majority of the issued and outstanding Voting Stock beneficially owned by persons other than such Interested Stockholder, voting together as a single class, given at any annual meeting of stockholders or at any special meeting called for that purpose. Such affirmative vote shall be required notwithstanding the fact that no vote may be required, or that a lesser percentage may be specified, by law, by any other provision of the Certificate of Incorporation or in any agreement with any national securities exchange or otherwise.

B. The term "Business Combination" as used in this Article Thirteenth shall mean any transaction which is referred to in any one or more of clauses (a) through (e) of paragraph A of this subdivision (1).

(2) The provisions of subdivision (1) of this Article Thirteenth shall not be applicable to any particular Business Combination, and such Business Combination shall require only such affirmative vote, if any, as is required by law or by any other provision of the Certificate of Incorporation, if all of the Conditions specified in either of the following paragraphs A or B are met:

A. The Business Combination shall have been approved by a majority of the Disinterested Directors (as hereinafter defined).

B. All of the following conditions shall have been met:

(a) The aggregate amount of the cash and the Fair Market Value as of the date of the consummation of the Business Combination of consideration other than cash to be received per share by holders of common stock in such Business Combination shall be at least equal to the higher of the following:

(i) (if applicable) the highest per share price (including any brokerage commissions, transfer taxes and soliciting dealers' fees) paid by the Interested Stockholder for any shares of common stock acquired by it (X) within the five-year period immediately prior to the first public to the first public announcement of the terms of the proposed Business Combination (the "Announcement Date") or (Y) in the transaction in which it became an Interested Stockholder, whichever is higher; and

(ii) the Fair Market Value per share of common stock on the Announcement Date or on the date on which the Interested Stockholder became an Interested Stockholder (such latter date is referred to in this Article Thirteenth as the "Determination Date"), whichever is higher.

(b) The aggregate amount of cash and the Fair Market Value as of the date of the consummation of the Business Combination of consideration other than cash to be received per share by holders of shares of any other class of outstanding Voting Stock shall be at least equal to the highest of the following (it being intended that the requirements of this clause (b) shall be required to be met with respect to every class of outstanding Voting Stock, whether or not the Interested Stockholder has previously acquired any shares of a particular class of Voting Stock):

(i) (if application) the highest per share price (including any brokerage commissions, transfer taxes and soliciting dealers' fees) paid by the Interested Stockholder for any shares of such class of Voting Stock acquired by it (X) within the five-year period immediately prior to the Announcement Date or (Y) in the transaction in which it became an Interested Stockholder, whichever is higher;

(ii) the Fair Market Value per share of such class of Voting Stock on the Announcement Date or on the Determination Date, whichever is higher; and

(iii) (if applicable) the highest preferential amount per share to which the holders of shares of such class of Voting Stock are entitled in the event of any liquidation, dissolution or winding up of the corporation, whether voluntary or involuntary.

(c) The consideration to be received by holders of a particular class of outstanding Voting Stock (including common stock) shall be in cash or in the same form as the Interested Stockholder has previously paid for shares of such class of Voting Stock. If the Interested Stockholder has paid for shares of any class of Voting Stock with varying forms of consideration, the form of consideration for such class of Voting Stock shall be either cash or the form used to acquire the largest number of shares of such class of Voting Stock previously acquired by it. The price determined in accordance with clauses (a) and (b) of this paragraph B shall be subject to appropriate adjustment in the event of any stock dividend, stock split, combination of shares or similar events.

(d) After such Interested Stockholder has proposed such a Business Combination and prior to the consummation of such Business Combination:

(i) there shall have been (X) no reduction in the quarterly rate of dividends paid on the common stock (except as necessary to reflect any subdivision of the common stock), except as approved by a majority of the Disinterested Directors, and (Y) an increase in such quarterly rate of dividends paid on such common stock as necessary to reflect any reclassification (including any reverse stock split), recapitalization, reorganization or any similar transaction which has the effect of reducing the number of outstanding shares of the common stock, unless the failure so to increase such annual rate is approved by a majority of the Disinterested Directors; and

(ii) such Interested Stockholder shall not have become the beneficial owner of any additional shares of Voting Stock except as part of the transaction which results in such Interested Stockholder becoming an Interested Stockholder.

(e) A proxy or information statement describing the proposed Business Combination and complying with the requirements of the Securities Exchange Act of 1934, as amended (or any subsequent provisions replacing such) (hereinafter referred to as the "Act"), and the rules and regulations of the Securities and Exchange Commission thereunder shall be mailed to public stockholders of the corporation at least 30 days prior to the consummation of such Business Combination (whether or not such proxy or information statement is required to be mailed pursuant to the Act).

(f) The holders of all outstanding shares of Voting Stock not beneficially owned by the Interested Stockholder prior to the consummation of any Business Combination shall be entitled to receive in such Business Combination cash or other consideration for their shares of such Voting Stock in compliance with clauses (a), (b) and (c) of paragraph B of this subdivision (2) (provided, however, that the failure of any such holders who are exercising their statutory rights to dissent from such Business Combination and receive payment of the fair value of their shares to exchange their shares in such Business Combination shall not be deemed to have prevented the condition set forth in this clause (f) from being satisfied).

(3) For the purpose of this Article Thirteenth the following shall be deemed to have the meanings specified below:

A. The term "person" shall mean any individual, firm, corporation or other entity.

B. The term "Interested Stockholder" shall mean any person (other than the corporation, any Subsidiary or any pension, profit sharing, employee stock ownership, employee savings or other employee benefit plan, or any dividend reinvestment plan, of the corporation or any Subsidiary or any trustee of or fiduciary with respect to any such plan acting in such capacity) who or which:

(a) is the beneficial owner, directly or indirectly, of more then five per centum of the voting power of the then outstanding Voting Stock; or

(b) is an Affiliate of the corporation and at any time within the five-year period immediately prior to the date in question was the beneficial owner, directly or indirectly, of more than five per centum of the voting power of the then outstanding Voting Stock; or

(c) is an assignee of or has otherwise succeeded to any shares of Voting Stock which were at any time within the five-year period immediately prior to the date in question beneficially owned by an Interested Stockholder, if such assignment or succession shall have occurred in the course of a transaction or series of transactions not involving a public offering within the meaning of the Securities Act of 1933, as amended (or any subsequent provisions replacing such).

C. A person shall be deemed a "beneficial owner" of any Voting Stock:

(a) which such person or any of its Affiliates or Associates has (as hereinafter defined) beneficially owns, directly or indirectly; or

(b) which such person or any of its Affiliates or Associates (i) the right to acquire (whether such right is exercisable immediately or only after the passage of time), pursuant to any agreement, arrangement or understanding or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise, or (ii) the right to vote pursuant to any agreement, arrangement or understanding; or

(c) which is beneficially owned, directly or indirectly, by any other person with which such person or any of its Affiliates or Associates has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of any shares of Voting Stock.

D. For the purpose of determining whether a person is an Interested Stockholder pursuant to paragraph B of this subdivision (3), the number of shares of Voting Stock deemed to be outstanding shall include shares deemed owned through application of paragraph C of this subdivision (3), but shall not include any other shares of Voting Stock which may be issuable pursuant to any agreement, arrangement or understanding, or upon exercise of conversion rights, exchange rights, warrants or options, or otherwise.

E. The term "Affiliate" of, or a person "affiliated" with, a specified person shall mean a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the person specified.

F. The term "Associate" used to indicate a relationship with any person shall mean (1) any corporation or organization (other than the corporation or a Subsidiary) of which such person is an officer or partner or is, directly or indirectly, the beneficial owner of ten per centum or more of any class of equity securities, (2) any trust or other estate in which such person has a substantial beneficial interest or as to which such person serves as trustee or in a similar fiduciary capacity, and (3) any relative or spouse of such person, or any relative of such spouse, who has the same home as such person.

G. The term "Subsidiary" shall mean any corporation of which a majority of any class of equity security is owned, directly or indirectly, by the corporation; provided, however, that for the purposes of the definition of Interested Stockholder set forth in paragraph B of this subdivision (3), the term "Subsidiary" shall mean only a corporation of which a majority of each class of equity security is owned, directly or indirectly, by the corporation.

H. The term "Fair Market Value" shall mean: (a) in the case of stock, the highest closing sale price during the 30-day period immediately preceding the date in question of a share of such stock on the Composite Tape for New York Stock Exchange-Listed Stocks, or, if such stock is not quoted on the Composite Tape, on the New York Stock Exchange, or if such stock is not listed on such Exchange, on the principal United States securities exchange registered under the Act on which such stock is listed or, if such stock is not listed on any such exchange, the highest closing bid quotation with respect to a share of such stock during the 30-day period preceding the date in question on the National Association of Securities Dealers, Inc. Automated Quotations System or any similar system then in use, or if no such quotations are available, the fair market value on the date in question of a share of such stock as determined by a majority of the Disinterested Directors in good faith, in each case with respect to any class of such stock, appropriately adjusted for any dividend or distribution in shares of such stock or any subdivision or reclassification of outstanding shares of such stock into a greater number of shares of such stock or any combination or reclassification of outstanding shares of such stock into a smaller number of shares of such stock; and (b) in the case of property other than cash or stock, the fair market value of such property on the date in question as determined by a majority of the Disinterested Directors in good faith.

I. In the event of any Business Combination in which the corporation is the survivor, the phrase "consideration other than cash to be received" as used in clauses (a) and (b) of paragraph B of subdivision (2) of this Article Thirteenth shall include the shares of common stock and/or the shares of any other class of outstanding Voting Stock retained by the holders of such shares.

J. The term "Disinterested Directors" shall mean any member of the Board of Directors of the corporation who is unaffiliated with the Interested Stockholder and who was a member of the Board of Directors prior to the Determination Date, and any successor of a Disinterested Director who is unaffiliated with the Interested Stockholder and is recommended to succeed a Disinterested Director by a majority of the total number of Disinterested Directors then on the Board of Directors.

K. Reference to "highest per share price" shall in each case with respect to any class of stock reflect an appropriate adjustment for any dividend or distribution in shares of such stock or any subdivision or reclassification of outstanding shares of such stock into a greater number of shares of such stock or any combination or reclassification of outstanding shares of such stock into a smaller number of shares of such stock.

(4) A majority of the Board of Directors of the corporation shall have the power and duty to determine for the purpose of this Article Thirteenth, on the basis of information known to them after reasonable inquiry, whether a person is an Interested Stockholder. Once the Board of Directors has made a determination, pursuant to the preceding sentence, that a person is an Interested Stockholder, a majority of the total number of directors of the corporation who would qualify as Disinterested Directors shall have the power and duty to interpret all of the terms and provisions of this Article Thirteenth, and to determine on the basis of information known to them after reasonable inquiry all facts necessary to ascertain compliance with this Article Thirteenth, including, without limitation, (A) the number of shares of Voting Stock beneficially owned by any person, (B) whether a person is an Affiliate or Associate of another, (C) whether the assets which are the subject of any Business Combination have, or the consideration to be received for the issuance or transfer of securities by the corporation or any Subsidiary in any Business Combination has, an aggregate Fair Market Value of $100,000,000 or more and (D) whether all of the applicable conditions set forth in paragraph B of subdivision (2) have been met with respect to any Business Combination. Any determination pursuant to this subdivision (4) made in good faith shall be binding and conclusive on all parties.

(5) Nothing contained in this Article Thirteenth shall be construed to relieve any Interested Stockholder from any fiduciary obligation imposed by law.

(6) Notwithstanding any other provisions of the Certificate of Incorporation or the By-Laws of the corporation (and notwithstanding the fact that a lesser percentage may be specified by law, the Certificate of Incorporation or the By-Laws of the corporation), the affirmative vote of the holders of at least (I) seventy-five per centum of the issued and outstanding Voting Stock, voting together as a single class, and (ii) a majority of the issued and outstanding Voting Stock beneficially owned by persons other than an Interested Stockholder, voting together as a single class, given at any annual meeting of stockholders or at any special meeting called for that purpose, shall be required to amend, alter, change or repeal, or adopt any provisions inconsistent

with, this Article Thirteenth; provided, however, that the foregoing provisions of this subdivision (6) shall not apply to, and such vote shall not be required for, any such amendment, alteration, change, repeal or adoption approved by a majority of the Disinterested Directors, and any such amendment, alteration, change, repeal or adoption so approved shall require only such vote, if any, as is required by law, any other provision of the Certificate of Incorporation or the By-Laws of the Corporation.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 24, 2016

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
The Southern Company (SO)
Simple Majority Vote
John Chevedden

Ladies and Gentlemen:

This is in regard to the clever January 19, 2015 no-action request.

The company claims that the Board will merely authorize officers of the company to spend up to $10,000, as needed, to solicit votes to pass the Proposed Certificate Amendments.

However there is no commitment to spend any money or take any action.

What would prevent the Chairman of the Board from handing the $10,000 authorization to the Corporate Secretary with a thumbs-down gesture?

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2016 proxy.

Sincerely,

John Chevedden

cc: Melissa K. Caen <mkcaen@southernco.com>

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 20, 2016

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
The Southern Company (SO)
Simple Majority Vote
John Chevedden

Ladies and Gentlemen:

This is in regard to the clever January 19, 2015 no-action request.

The company claims that the Board will merely authorize officers of the company to spend up to $10,000, as needed, to solicit votes to pass the Proposed Certificate Amendments.

However there is no commitment to spend any money or take any action.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2016 proxy.

Sincerely,

John Chevedden

cc: Melissa K. Caen <mkcaen@southernco.com>

[SO: Rule 14a-8 Proposal, December 11, 2015]

Proposal [4] – Simple Majority Vote (which won our 30-to-one support)

Shareholders request that our company resubmit revised versions (as needed) of the two 2013 company simple majority vote proposals (Proposals 5 and 6) to a shareholder vote at the next shareholder meeting – asking that shareholders approve the transition to a majority vote in each proposal. This 2016 proposal includes that our board fully support these revised proposals and commit to spend up to $10,000 or more on means, such as special solicitations, as needed in a good faith best effort to obtain the high vote required for passage. The Board would have discretion to make minor facilitating adjustments to the text of each proposal.

It is believed that these two proposals have substantial merit because our management recommended a yes-vote for each in 2013 with these words:

"The Board is committed to implementing and maintaining effective corporate governance policies and practices which ensure that the Company is governed with high standards of ethics, integrity, and accountability and in the best interest of the Company's stockholders."

The yes-votes outnumbered the no-votes by over 30-to-one in 2013 for the two company proposals – yet neither passed.

Please vote to enhance shareholder value:

Simple Majority Vote (which won our 30-to-one support) – Proposal [4]

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

200 Park Avenue
New York NY 10166-0193
Tel 212.351.4000
www.gibsondunn.com

Elizabeth A. Ising
Direct: +1 202.955.8287
Fax: +1 202.530.9631
Eising@gibsondunn.com

January 19, 2016

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re: *The Southern Company*
Stockholder Proposal of John Chevedden
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, The Southern Company (the "Company"), intends to omit from its proxy statement and form of proxy for its 2016 Annual Meeting of Stockholders (collectively, the "2016 Proxy Materials") a stockholder proposal (the "Proposal") and statements in support thereof received from John Chevedden (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2016 Proxy Materials with the Commission; and

- concurrently sent a copy of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if he elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> Shareholders request that our company resubmit revised versions (as needed) of the two 2013 company simple majority vote proposals (Proposals 5 and 6) to a shareholder vote at the next shareholder meeting – asking that shareholders approve the transition to a majority vote in each proposal. This 2016 proposal includes that our board fully support these revised proposals and commit to spend up to $10,000 or more on means, such as special solicitations, as needed in a good faith best effort to obtain the high vote required for passage. The Board would have discretion to make minor facilitating adjustments to the text of each proposal.

A copy of the Proposal, the supporting statements and related correspondence from the Proponent, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2016 Proxy Materials pursuant to Rule 14a-8(i)(10) upon confirmation that the Company's Board of Directors (the "Board") has approved resolutions seeking stockholder approval at the 2016 Annual Meeting of Stockholders of the amendments to the Company's Certificate of Incorporation (the "Certificate") requested in the Proposal, recommending that stockholders vote "for" such amendments and authorizing officers of the Company to spend up to $10,000, as needed, to solicit votes to pass the proposals.

BACKGROUND

In December 2012, the Company received a stockholder proposal from the Proponent (the "2012 Simple Majority Proposal") requesting that the Board amend the Company's governing documents to replace any supermajority voting requirements with a simple majority vote standard (defined as "a majority of the votes cast for and against" or a "simple majority in compliance with applicable laws"). Specifically, the 2012 Simple Majority Proposal stated:

> RESOLVED, Shareholders request that our board take the steps necessary so that each voting requirement in our charter and bylaws that calls for a greater than simple majority vote be eliminated, and replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws. If necessary this means the

closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws.

The Company successfully excluded the 2012 Simple Majority Proposal from its proxy materials for its 2013 Annual Meeting of Stockholders (the "2013 Proxy Materials") under Rule 14a-8(i)(9). *See The Southern Co.* (avail. Feb. 14, 2013) (concurring with exclusion based on the Company's representation "that matters to be voted on at the upcoming shareholders' meeting include proposals sponsored by Southern seeking approval to amend Southern's certificate of incorporation"). Specifically, the Company included[1] two proposals in its 2013 Proxy Materials seeking stockholder approval to amend two Articles as follows:

- **Proposal 5** sought to replace the two-thirds supermajority vote requirements in Article Eleventh with a majority of the Company's outstanding common stock (the "Article Eleventh Proposal"); and

- **Proposal 6** sought to reduce the 75% supermajority vote requirements in Article Thirteenth (which is known as the "fair price" provision and which governs the approval of certain mergers and other business combinations or transactions with "interested stockholders") from 75% of issued and outstanding capital stock of the Company having voting powers ("Voting Stock") to two-thirds (instead of a majority) of issued and outstanding Voting Stock (the "Article Thirteenth Proposal").

Both the Article Eleventh Proposal and the Article Thirteenth Proposal were voted on at the Company's 2013 Annual Meeting of Stockholders. However, despite the Board's support, neither proposal received the necessary votes to pass. As a result, the supermajority provisions in Article Eleventh and Article Thirteenth remained unchanged. The Proposal now requests that the Company "resubmit revised versions (as needed) of the two 2013 company simple majority vote proposals (Proposals 5 and 6) to a shareholder vote at the next shareholder meeting – asking that shareholders approve the transition to a majority vote in each proposal." It also asks that the Board support these proposals and commit to spend up to $10,000 to obtain the vote necessary to pass these proposals.

[1] *See* The Southern Co., 2013 Proxy Statement (filed Apr. 12, 2013), *available at* https://www.sec.gov/Archives/edgar/data/92122/000009212213000025/def_sox2013xproxyxstatement.htm#s385B0311D99F436E1A16F75312A63390.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(10) As Substantially Implemented.

A. *Rule 14a-8(i)(10) Background*

Rule 14a-8(i)(10) permits a company to exclude a stockholder proposal from its proxy materials if the company has substantially implemented the proposal. The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." Exchange Act Release No. 12598 (July 7, 1976). Originally, the Staff narrowly interpreted this predecessor rule and granted no-action relief only when proposals were "'fully' effected" by the company. *See* Exchange Act Release No. 19135 (Oct. 14, 1982). By 1983, the Commission recognized that the "previous formalistic application of [the rule] defeated its purpose" because proponents were successfully avoiding exclusion by submitting proposals that differed from existing company policy by only a few words. Exchange Act Release No. 20091, at § II.E.6. (Aug. 16, 1983) (the "1983 Release"). Therefore, in the 1983 Release, the Commission adopted a revised interpretation to the rule to permit the omission of proposals that had been "substantially implemented," and the Commission codified this revised interpretation in Exchange Act Release No. 40018 at n.30 (May 21, 1998). Thus, when a company can demonstrate that it already has taken actions to address the underlying concerns and essential objectives of a stockholder proposal, the Staff has concurred that the proposal has been "substantially implemented" and may be excluded as moot. *See, e.g., Exelon Corp.* (avail. Feb. 26, 2010); *Exxon Mobil Corp.* (avail. Jan. 24, 2001); *The Gap, Inc.* (avail. Mar. 8, 1996). The Staff has noted that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991).

B. *Anticipated Action by the Company's Board Substantially Implements the Proposal*

As discussed above, the Proponent requests that the Company "resubmit revised versions (as needed) of the two 2013 company simple majority vote proposals (Proposals 5 [the Article Eleventh Proposal] and 6 [the Article Thirteenth Proposal]) to a shareholder vote at the next shareholder meeting – asking that shareholders approve the transition to a majority vote in each proposal." The Proposal also asks that the Board recommend that stockholders vote "for" such amendments and commit to spend funds in support of the proposals.

The Board is expected to consider at a meeting on February 9, 2016 adopting resolutions approving and submitting for stockholder approval at the 2016 Annual Meeting of Stockholders amendments to the Certificate's Article Eleventh and Article Thirteenth (together, the "Proposed Certificate Amendments"), recommending that stockholders vote "for" the Proposed Certificate Amendments and authorizing officers of the Company to spend up to $10,000, as needed, to solicit votes to pass the Proposed Certificate Amendments. The Proposed Certificate Amendments are expected to address the same supermajority voting requirements covered by "Proposals 5 and 6" included in the Company's 2013 Proxy Materials, except that, as requested by the Proposal, they will "transition" both Article Eleventh and Article Thirteenth "to a majority vote." For these reasons, we believe that the Proposal is excludable under Rule 14a-8(i)(10).

C. Supplemental Notification Following Board Action

We submit this no-action request now to address the timing requirements of Rule 14a-8(j). We supplementally will notify the Staff shortly after the Board considers the Proposed Certificate Amendments on February 9, 2016. The Staff consistently has granted no-action relief under Rule 14a-8(i)(10) where a company has notified the Staff that it intends to recommend that its board of directors take certain action that will substantially implement the proposal and then supplements its request for no-action relief by notifying the Staff after that action has been taken by the board of directors. *See, e.g., Visa Inc.* (avail. Nov. 14, 2014); *Hewlett-Packard Co.* (avail. Dec. 19, 2013); *Starbucks Corp.* (avail. Nov. 27, 2012); *NiSource Inc.* (avail. Mar. 10, 2008); *Intel Corp.* (avail. Mar. 11, 2003) (each granting no-action relief where the company notified the Staff of its intention to omit a stockholder proposal under Rule 14a-8(i)(10) because the board of directors was expected to take action that would substantially implement the proposal, and the company supplementally notified the Staff of the board action).

CONCLUSION

Based upon the foregoing analysis, we believe that once the Board takes the actions described above, the Proposal will have been substantially implemented and, therefore, will be excludable under Rule 14a-8(i)(10). Thus, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2016 Proxy Materials in reliance on Rule 14a-8(i)(10).

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8287 or Melissa K. Caen, the Company's Corporate Secretary, at (404) 506-0684.

Sincerely,

Elizabeth Ising/m

Elizabeth A. Ising

Enclosures

cc: Melissa K. Caen, The Southern Company
John Chevedden

GIBSON DUNN

EXHIBIT A

Ackel, Jessica N.

From:	*** FISMA & OMB Memorandum M-07-16 ***
Sent:	Friday, December 11, 2015 12:48 PM
To:	Caen, Melissa K. (SCS Legal)
Cc:	Ackel, Jessica N.
Subject:	Rule 14a-8 Proposal (SO)``
Attachments:	CCE11122015.pdf
Categories:	This email has been sent from an external address. Please use caution when clicking on links or opening attachments.

Dear Ms. Caen,
Please see the attached rule 14a-8 proposal to enhance long-term shareholder value.
Sincerely,
John Chevedden

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

Ms. Melissa K. Caen
Corporate Secretary
The Southern Company (SO)
30 Ivan Allen Jr. Blvd NW
Atlanta GA 30308
PH: 404 506-5000
PH: 404-506-0684
FX: 404-506-0344
FX: 404-506-0455

Dear Ms. Caen,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This Rule 14a-8 proposal is intended as a low-cost method to improve compnay performance. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,

John Chevedden

December 11, 2015
Date

cc: Jessica Ackel <jnackel@southernco.com>

[SO: Rule 14a-8 Proposal, December 11, 2015]

Proposal [4] – Simple Majority Vote (which won our 30-to-one support)

Shareholders request that our company resubmit revised versions (as needed) of the two 2013 company simple majority vote proposals (Proposals 5 and 6) to a shareholder vote at the next shareholder meeting – asking that shareholders approve the transition to a majority vote in each proposal. This 2016 proposal includes that our board fully support these revised proposals and commit to spend up to $10,000 or more on means, such as special solicitations, as needed in a good faith best effort to obtain the high vote required for passage. The Board would have discretion to make minor facilitating adjustments to the text of each proposal.

It is believed that these two proposals have substantial merit because our management recommended a yes-vote for each in 2013 with these words:
"The Board is committed to implementing and maintaining effective corporate governance policies and practices which ensure that the Company is governed with high standards of ethics, integrity, and accountability and in the best interest of the Company's stockholders."

The yes-votes outnumbered the no-votes by over 30-to-one in 2013 for the two company proposals – yet neither passed.

Please vote to enhance shareholder value:

Simple Majority Vote (which won our 30-to-one support) – Proposal [4]

Notes:
John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsors this proposal.

Please note that the title of the proposal is part of the proposal. The title is intended for publication.

If the company thinks that any part of the above proposal, other than the first line in brackets, can be omitted from proxy publication based on its own discretion, please obtain a written agreement from the proponent.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005).

The stock supporting this proposal will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email
*** FISMA & OMB Memorandum M-07-16 ***

Ackel, Jessica N.

From: Ackel, Jessica N.
Sent: Friday, December 11, 2015 3:13 PM
To: *** FISMA & OMB Memorandum M-07-16*** Caen, Melissa K. (SCS Legal)
Subject: RE: Rule 14a-8 Proposal (SO)``

Mr. Chevedden -

Thank you for the shareholder proposal that you submitted to The Southern Company. We look forward to discussing this proposal with you over the coming months.

Regards,
Jessica Ackel

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Friday, December 11, 2015 12:48 PM
To: Caen, Melissa K. (SCS Legal)
Cc: Ackel, Jessica N.
Subject: Rule 14a-8 Proposal (SO)``

Dear Ms. Caen,
Please see the attached rule 14a-8 proposal to enhance long-term shareholder value.
Sincerely,
John Chevedden

Ackel, Jessica N.

From:	*** FISMA & OMB Memorandum M-07-16 ***
Sent:	Friday, December 11, 2015 11:09 PM
To:	Ackel, Jessica N.; Caen, Melissa K. (SCS Legal)
Subject:	Rule 14a-8 Proposal (SO)
Categories:	This email has been sent from an external address. Please use caution when clicking on links or opening attachments.

Thank you.

Ackel, Jessica N.

From:	*** FISMA & OMB Memorandum M-07-16 ***
Sent:	Tuesday, December 15, 2015 10:56 PM
To:	Ackel, Jessica N.
Cc:	Caen, Melissa K. (SCS Legal)
Subject:	Rule 14a-8 Proposal (SO) blb
Attachments:	CCE15122015_19.pdf
Categories:	This email has been sent from an external address. Please use caution when clicking on links or opening attachments.

Dear Ms. Caen,
Please see the attached broker letter.
Sincerely,
John Chevedden

Personal Investing P.O. Box 770001
Covington, KY 45277-0045

Fidelity INVESTMENTS

50
Post-it® Fax Note 7671

Date 12-15-15	# of pages ▶
To Jessica Ackel	From John Chevedden
Co./Dept.	Co.
Phone #	*** FISMA & OMB Memorandum M-07-16 ***
Fax # 404-506-0344	Fax #

December 14, 2015

John R. Chevedden
Via facsimile to: *** FISMA & OMB Memorandum M-07-16 ***

To Whom It May Concern:

This letter is provided at the request of Mr. John R. Chevedden, a customer of Fidelity Investments.

Please accept this letter as confirmation that as of the date of this letter, Mr. Chevedden has continuously owned no fewer than 100 shares of Southern Company (CUSIP: 842587107, trading symbol: SO), no fewer than 50 shares of UnitedHealth Group (CUSIP: 91324P102, trading symbol: UNH), no fewer than 100 shares of JP Morgan Chase and Company (CUSIP: 46625H100, trading symbol: JPM) and no fewer than 100 shares of Amphenol Corp. (CUSIP: 032095101, trading symbol: APH) since November 1, 2014.

The shares referenced above are registered in the name of National Financial Services LLC, a DTC participant (DTC number: 0226) and Fidelity Investments affiliate.

I hope you find this information helpful. If you have any questions regarding this issue, please feel free to contact me by calling 800-800-6890 between the hours of 8:30 a.m. and 5:00 p.m. Central Time (Monday through Friday). Press 1 when asked if this call is a response to a letter or phone call; press *2 to reach an individual, then enter my 5 digit extension 48040 when prompted.

Sincerely,

George Stasinopoulos
Client Services Specialist

Our File: W177627-14DEC15

Ackel, Jessica N.

From: Ackel, Jessica N.
Sent: Monday, January 04, 2016 5:04 PM
To: *** FISMA & OMB Memorandum M-07-16 ***
Subject: Southern Company Stockholder Proposal

Mr. Chevedden,

Are you available for a call to discuss the stockholder proposal you submitted to The Southern Company regarding simple majority voting? I am available after 11:00 ET this Thursday, January 7 or any time this Friday, January 8.

I look forward to discussing this matter with you.

Regards,
Jessica

Jessica N. Ackel
Southern Company Services, Inc.
30 Ivan Allen Jr. Boulevard NW
Atlanta, Georgia 30308
Tel: 404-506-0789
jnackel@southernco.com

Ackel, Jessica N.

From:	*** FISMA & OMB Memorandum M-07-16 ***
Sent:	Tuesday, January 05, 2016 10:27 PM
To:	Ackel, Jessica N.
Subject:	Simple Majority Vote (SO)
Categories:	This email has been sent from an external address. Please use caution when clicking on links or opening attachments.

Ms. Ackel,
Is there a day that is good for you between noon and 1:00 pm PT.
Sincerely,
John Chevedden

Ackel, Jessica N.

From: Ackel, Jessica N.
Sent: Wednesday, January 06, 2016 1:57 PM
To: *** FISMA & OMB Memorandum M-07-16 ***
Subject: RE: Simple Majority Vote (SO)

Mr. Chevedden –

I am free tomorrow, January 7 or Friday, January 8 between noon and 1:00 pm PT for a call. Please let me know what day works best for you and I will be happy to call you at that time.

Thanks,
Jessica

Jessica N. Ackel
Southern Company Services, Inc.
30 Ivan Allen Jr. Boulevard NW
Atlanta, Georgia 30308
Tel: 404-506-0789
jnackel@southernco.com

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Tuesday, January 05, 2016 10:27 PM
To: Ackel, Jessica N.
Subject: Simple Majority Vote (SO)

Ms. Ackel,
Is there a day that is good for you between noon and 1:00 pm PT.
Sincerely,
John Chevedden

Ackel, Jessica N.

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Wednesday, January 06, 2016 5:23 PM
To: Ackel, Jessica N.
Subject: Simple Majority Vote (SO)

Categories: This email has been sent from an external address. Please use caution when clicking on links or opening attachments.

Dear Ms. Ackel,
In response can you telephone Jan. 7th at noon PT.
Will this be one person for each side?
John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Ackel, Jessica N.

From: Ackel, Jessica N.
Sent: Wednesday, January 06, 2016 5:41 PM
To: *** FISMA & OMB Memorandum M-07-16 ***
Subject: RE: Simple Majority Vote (SO)

Mr. Chevedden –

I will call you tomorrow at noon PT. I will be the only person on the phone.

Thanks,
Jessica

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Wednesday, January 06, 2016 5:23 PM
To: Ackel, Jessica N.
Subject: Simple Majority Vote (SO)

Dear Ms. Ackel,
In response can you telephone Jan. 7th at noon PT.
Will this be one person for each side?
John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Ackel, Jessica N.

From: Ackel, Jessica N.
Sent: Wednesday, January 13, 2016 6:58 PM
To: *** FISMA & OMB Memorandum M-07-16 ***
Subject: Southern Company Shareholder Proposal Follow Up

Mr. Chevedden –

Are you available for a call Friday? As discussed last week, I would like to follow up with you regarding our discussions with executive management and Southern Company's proposed response to your shareholder proposal. Given that Southern Company's deadline for filing a no action letter request is next week, we would like to discuss this with you Friday if possible. I am available any time after 9 am pacific and will be the only one on the call.

Thanks,
Jessica

Jessica N. Ackel
Southern Company Services, Inc.
30 Ivan Allen Jr. Boulevard NW
Atlanta, Georgia 30308
Tel: 404-506-0789
jnackel@southernco.com